Exhibit 99.1

Silicon Motion Announces Results for the Fourth Quarter and Year Ended December 31, 2025

NEWS RELEASE

Business Highlights

•	Fourth quarter of 2025 sales increased 15% Q/Q and increased 46% Y/Y

•	SSD controller sales: 4Q of 2025 increased 25% to 30% Q/Q and increased 35% to 40% Y/Y

•	eMMC+UFS controller sales: 4Q of 2025 increased 0% to 5% Q/Q and increased 50% to 55% Y/Y

•	SSD solutions sales: 4Q of 2025 increased 125% to 130% Q/Q and increased 110% to 115% Y/Y

•	Announced annual cash dividend of $2.00 per American Depositary Share (“ADS”)

Financial Highlights

	4Q 2025 GAAP	4Q 2025 Non-GAAP*
• Net sales	$278.5 million (+15% Q/Q, +46% Y/Y)	$278.5 million (+15% Q/Q, +46% Y/Y)
• Gross margin	49.1%	49.2%
• Operating margin	11.4%	19.3%
• Earnings per diluted ADS	$1.41	$1.26

	Full Year 2025 GAAP	Full Year 2025 Non-GAAP*
• Net sales	$885.6 million (+10% Y/Y)	$885.6 million (+10% Y/Y)
• Gross margin	48.3%	48.3%
• Operating margin	10.5%	14.9%
• Earnings per diluted ADS	$3.64	$3.55

*	Please see reconciliations of U.S. Generally Accepted Accounting Principles (“GAAP”) to all non-GAAP financial measures mentioned herein towards the end of this news release.

TAIPEI, Taiwan and MILPITAS, Calif., February 4, 2026 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company,” “we” or similar terms) today announced its financial results for the fourth quarter and year ended December 31, 2025. For the fourth quarter of 2025, net sales (GAAP) increased sequentially to $278.5 million from $242.0 million in the third quarter of 2025. Net income (GAAP) also increased sequentially to $47.7 million, or $1.41 per diluted American depositary share (“ADS”) (GAAP), from net income (GAAP) of $39.1 million, or $1.16 per diluted ADS (GAAP), in the third quarter of 2025.

For the fourth quarter of 2025, net income (non-GAAP) increased sequentially to $42.7 million, or $1.26 per diluted ADS (non-GAAP), from net income (non-GAAP) of $33.8 million, or $1.00 per diluted ADS (non-GAAP), in the third quarter of 2025.

All financial numbers are in U.S. dollars unless otherwise noted.

Fourth Quarter of 2025 Review

“Our fourth quarter of 2025 outperformance was driven by strength across all our business lines as new products continued to ramp, and we further extended our market share gains in eMMC/UFS and client SSDs,” stated Wallace Kou, President and CEO of Silicon Motion. “Our client SSD controller sales grew over 25% quarter-over-quarter in the fourth quarter of 2025, primarily driven by our industry-leading leading 8-channel and our newly introduced 4-channel PCIe5 controllers. Our eMMC and UFS products increased again sequentially during the fourth quarter of 2025, primarily driven by market share gains. We also experienced strong growth in our automotive segment primarily driven by increased product diversification and new customer ramps. The fourth quarter of 2025 also marked the initial sales of our new boot drive storage products to a leading GPU maker, one of our new growth areas in our rapidly evolving enterprise business. We are pleased by the early progress we are seeing with our new products and the diversification strategy we have set in motion over the past couple of years. Our momentum in our core eMMC/UFS and client SSD controllers continues to be strong as we secure new wins that further our market share gains and our new initiatives in enterprise and automotive are beginning to take hold and will represent significant growth drivers long-term for the Company.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2025	3Q 2025	4Q 2024	4Q 2025	3Q 2025	4Q 2024
Revenue	$278.5	$242.0	$191.2	$278.5	$242.0	$191.2
Gross profit	$136.8	$117.7	$87.6	$137.0	$117.8	$87.9
Percent of revenue	49.1%	48.6%	45.8%	49.2%	48.7%	46.0%
Operating expenses	$105.1	$88.5	$69.9	$83.2	$79.5	$58.3
Operating income	$31.7	$29.2	$17.7	$53.8	$38.3	$29.6
Percent of revenue	11.4%	12.1%	9.3%	19.3%	15.8%	15.5%
Earnings per diluted ADS	$1.41	$1.16	$0.64	$1.26	$1.00	$0.87

Other Financial Information

(in millions)	4Q 2025	3Q 2025	4Q 2024
Cash, cash equivalents and restricted cash—end of period	$277.1	$272.4	$334.3
Routine capital expenditures	$6.2	$9.9	$7.3
Dividend payments	$16.7	$16.7	$16.8

During the fourth quarter of 2025, we had $7.8 million of capital expenditures, including $6.2 million for the routine purchases of testing equipment, software, design tools and other items, and $1.6 million for building and building improvements in Hsinchu, Taiwan.

Returning Value to Shareholders

On October 27, 2025, our Board of Directors declared a $2.00 per ADS annual cash dividend to be paid in quarterly installments of $0.50 per ADS. On November 26, 2025, we paid $16.7 million to Silicon Motion shareholders as the first installment of the annual cash dividend. The second installment of our annual dividend will be paid on February 26, 2026 to all shareholders of record on February 11, 2026.

Business Outlook

“As we enter 2026, our momentum in increasing market share, growing our customer and product portfolio and expanding into new markets has never been stronger. These new products and opportunities across all our business lines are expected to ramp in 2026, driving revenue acceleration and profitability growth for the Company. Based on our existing backlog for the first quarter of 2026 and the full-year, we anticipate a significantly stronger-than-seasonal start, with sustained and steady growth throughout the year,” stated Mr. Kou.

For the first quarter of 2026, management expects:

($ in millions, except percentages)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$292 to $306 +5% to 10% Q/Q +76% to 84% Y/Y	—	$292 to $306 +5% to 10% Q/Q +76% to 84% Y/Y
Gross margin	45.9% to 46.9%	Approximately $0.3*	46.0% to 47.0%
Operating margin	12.0% to 14.5%	Approximately $10.8 to $11.8**	16.0% to 18.0%

*	Projected gross margin (non-GAAP) excludes $0.3 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $10.8 million to $11.8 million of stock-based compensation and dispute related expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on February 4, 2026.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI240b206301124437a300f3cdda6f35b8

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results calculated in accordance with GAAP, the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), gross margin (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), operating margin (non-GAAP), non-operating income (expense) (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly-titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

Dispute related expenses consist of legal, consultant, other fees and resolution related to the dispute.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items, which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Realized/Unrealized loss (gain) on investments relates to the disposal and net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2024	2025	2025	2024	2025
	($)	($)	($)	($)	($)
Net sales	191,160	241,999	278,461	803,552	885,627
Cost of sales	103,560	124,311	141,694	434,787	458,118

Gross profit	87,600	117,688	136,767	368,765	427,509
Operating expenses
Research & development	54,156	69,461	80,084	217,822	262,718
Sales & marketing	7,360	9,492	10,682	27,450	34,383
General & administrative	8,350	9,503	14,290	31,354	37,371
Loss from settlement of litigation	—	—	—	1,250	—

Operating income	17,734	29,232	31,711	90,889	93,037
Non-operating income (expense)
Interest income, net	3,768	2,160	1,867	14,528	9,663
Foreign exchange gain (loss), net	1,046	574	288	1,391	(2,067)
Realized/Unrealized gain (loss) on investments, net	956	13,002	24,247	601	39,493
Others, net	—	—	—	—	1

Subtotal	5,770	15,736	26,402	16,520	47,090

Income before income tax	23,504	44,968	58,113	107,409	140,127
Income tax expense	1,935	5,856	10,364	18,160	17,492

Net income	21,569	39,112	47,749	89,249	122,635

Earnings per basic ADS	0.64	1.17	1.42	2.65	3.65
Earnings per diluted ADS	0.64	1.16	1.41	2.65	3.64
Margin Analysis:
Gross margin	45.8%	48.6%	49.1%	45.9%	48.3%
Operating margin	9.3%	12.1%	11.4%	11.3%	10.5%
Net margin	11.3%	16.2%	17.1%	11.1%	13.8%
Additional Data:
Weighted avg. ADS equivalents	33,690	33,560	33,561	33,642	33,578
Diluted ADS equivalents	33,814	33,592	33,764	33,722	33,679

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2024	2025	2025	2024	2025
	($)	($)	($)	($)	($)
Gross profit (GAAP)	87,600	117,688	136,767	368,765	427,509
Gross margin (GAAP)	45.8%	48.6%	49.1%	45.9%	48.3%
Stock-based compensation (A)	162	86	251	311	411
Restructuring charges	164	—	—	209	—
Gross profit (non-GAAP)	87,926	117,774	137,018	369,285	427,920
Gross margin (non-GAAP)	46.0%	48.7%	49.2%	46.0%	48.3%
Operating expenses (GAAP)	69,866	88,456	105,056	277,876	334,472
Stock-based compensation (A)	(9,585)	(5,435)	(15,525)	(16,645)	(25,872)
Dispute related expenses	(1,999)	(3,556)	(6,314)	(13,135)	(12,988)
Operating expenses (non-GAAP)	58,282	79,465	83,217	248,096	295,612
Operating profit (GAAP)	17,734	29,232	31,711	90,889	93,037
Operating margin (GAAP)	9.3%	12.1%	11.4%	11.3%	10.5%
Total adjustments to operating profit	11,910	9,077	22,090	30,300	39,271
Operating profit (non-GAAP)	29,644	38,309	53,801	121,189	132,308
Operating margin (non-GAAP)	15.5%	15.8%	19.3%	15.1%	14.9%
Non-operating income (expense) (GAAP)	5,770	15,736	26,402	16,520	47,090
Foreign exchange loss (gain), net	(1,046)	(574)	(288)	(1,391)	2,067
Realized/Unrealized gain (loss) on investments, net	(956)	(13,002)	(24,247)	(601)	(39,493)
Non-operating income (expense) (non-GAAP)	3,768	2,160	1,867	14,528	9,664
Net income (GAAP)	21,569	39,112	47,749	89,249	122,635
Total pre-tax impact of non-GAAP adjustments	9,908	(4,499)	(2,445)	28,308	1,845
Income tax impact of non-GAAP adjustments	(2,049)	(789)	(2,594)	(3,064)	(4,664)
Net income (non-GAAP)	29,428	33,824	42,710	114,493	119,816
Earnings per diluted ADS (GAAP)	$0.64	$1.16	$1.41	$2.65	$3.64
Earnings per diluted ADS (non-GAAP)	$0.87	$1.00	$1.26	$3.39	$3.55
Shares used in computing earnings per diluted ADS (GAAP)	33,814	33,592	33,764	33,722	33,679
Non-GAAP adjustments	181	110	166	84	86
Shares used in computing earnings per diluted ADS (non-GAAP)	33,995	33,702	33,930	33,806	33,765
(A) Excludes stock-based compensation as follows:
Cost of sales	162	86	251	311	411
Research & development	6,670	3,820	10,996	11,284	17,874
Sales & marketing	978	677	1,810	1,954	3,428
General & administrative	1,937	938	2,719	3,407	4,570

Silicon Motion Technology Corporation

Consolidated Balance Sheets

(In thousands, unaudited)

	Dec. 31,	Sep. 30,	Dec. 31,
	2024	2025	2025
	($)	($)	($)
Cash and cash equivalents	276,068	198,581	201,842
Accounts receivable (net)	233,744	201,576	211,546
Inventories	199,229	337,967	421,798
Refundable deposits – current	54,645	70,227	71,297
Prepaid expenses and other current assets	31,187	57,043	36,885

Total current assets	794,873	865,394	943,368
Long-term investments	17,326	32,705	29,676
Property and equipment (net)	188,398	211,080	217,253
Other assets	30,739	27,846	30,709

Total assets	1,031,336	1,137,025	1,221,006

Accounts payable	17,773	74,981	34,745
Income tax payable	13,107	19,231	22,426
Accrued expenses and other current liabilities	168,624	157,504	280,639

Total current liabilities	199,504	251,716	337,810
Other liabilities	59,548	51,506	52,458

Total liabilities	259,052	303,222	390,268
Shareholders’ equity	772,284	833,803	830,738

Total liabilities & shareholders’ equity	1,031,336	1,137,025	1,221,006

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2024	2025	2025	2024	2025
	($)	($)	($)	($)	($)
Net income	21,569	39,112	47,749	89,249	122,635
Depreciation & amortization	7,256	8,039	7,465	25,331	30,174
Stock-based compensation	9,747	5,521	15,776	16,956	26,283
Investment losses (gain) & disposals	(956)	(12,903)	(24,225)	(594)	(39,384)
Changes in operating assets and liabilities	(43,774)	(12,905)	(45,200)	(53,847)	(78,282)

Net cash provided by (used in) operating activities	(6,158)	26,864	1,565	77,095	61,426

Purchase of property & equipment	(10,836)	(20,113)	(7,823)	(44,351)	(55,148)
Purchase of Investment	(4,173)	—	—	(4,173)	—
Proceeds from long-term investments	4,432	—	27,575	4,432	27,575
Others	3	90	—	3	104

Net cash provided by (used in) investing activities	(10,574)	(20,023)	19,752	(44,089)	(27,469)

Dividend payments	(16,814)	(16,749)	(16,749)	(67,255)	(67,200)
Share repurchases	—	—	—	—	(24,312)

Net cash used in financing activities	(16,814)	(16,749)	(16,749)	(67,255)	(91,512)

Net increase (decrease) in cash, cash equivalents & restricted cash	(33,546)	(9,908)	4,568	(34,249)	(57,555)
Effect of foreign exchange changes	(717)	17	125	(408)	303
Cash, cash equivalents & restricted cash—beginning of period	368,596	282,279	272,388	368,990	334,333

Cash, cash equivalents & restricted cash—end of period	334,333	272,388	277,081	334,333	277,081

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China, including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our Board of Directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2025. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Silicon Motion Investor Contacts:

Tom Sepenzis	Selina Hsieh
Senior Director of IR & Strategy	Investor Relations
tsepenzis@siliconmotion.com	ir@siliconmotion.com